650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 12, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Exar Corporation
Preliminary Proxy Materials for 2005 Annual Meeting

Ladies and Gentlemen:

On behalf of Exar Corporation (the “Company”), and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, transmitted for filing via EDGAR with the Securities and Exchange Commission, please find the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy, all in preliminary form, regarding the Annual Meeting of Stockholders of the Company to be held on October 27, 2005. These proxy materials are being filed in preliminary form because the Company has referred to a solicitation in opposition in the Proxy Statement. Pursuant to Rule 14a-6(i)(2), no fee is being paid upon the filing of these materials. The Company intends to mail definitive proxy materials to stockholders on or about September 23, 2005.

If you have any questions with regard to the foregoing, please do not hesitate to call me at (650) 493-9300, extension 3041.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ JENNIFER D. KNAPP
Jennifer D. Knapp

Enclosures

cc (w/o encl.):	Thomas Melendrez, Exar Corporation
Matthew W. Sonsini, Wilson Sonsini Goodrich & Rosati